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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             Pure Cycle Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                         (Title of Class of Securities)

                                   746228 10 5
           --------------------------------------------------------
                                 (CUSIP Number)

             George M. Middlemas, 225 W. Washington, Suite 1450,
                        Chicago, IL 60606  312-857-2800
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 29, 2000
           --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 746228 10 5                           PAGE 2 OF 10  PAGES
----------------------------                    -------------------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Apex Investment Fund II, L.P. 36-389-8753
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                           / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
                                            17,087,816*
       NUMBER OF             --------------------------------------------------
        SHARES               (8)  SHARED VOTING POWER
     BENEFICIALLY                                    0
       OWNED BY              --------------------------------------------------
         EACH                (9)  SOLE DISPOSITIVE POWER
       REPORTING                            17,087,816*
      PERSON WITH            --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  17,087,816*
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  19.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  PN
-------------------------------------------------------------------------------
                         *SEE ITEM 5 HEREOF.

                                  SCHEDULE 13D

CUSIP NO. 746228 10 5                            PAGE 3 OF 10  PAGES
---------------------------                      -------------------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Environmental Venture Fund Limited Partnership 93-096-1333
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)                                                                 / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
                                             6,291,375*
                             --------------------------------------------------
       NUMBER OF             (8)  SHARED VOTING POWER
        SHARES                                       0
     BENEFICIALLY            --------------------------------------------------
       OWNED BY              (9)  SOLE DISPOSITIVE POWER
         EACH                                6,291,375*
       REPORTING             --------------------------------------------------
      PERSON WITH            (10) SHARED DISPOSITIVE POWER
                                                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,291,375*
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                          / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
-------------------------------------------------------------------------------

                 *SEE ITEM 5 HEREOF.

                                  SCHEDULE 13D

CUSIP NO. 746228 10 5                              PAGE 4 OF 10  PAGES
--------------------------------                   -----------------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     The Productivity Fund II, L.P. 36-377-5406
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) / /
                                                                         (b) /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)                                                                 / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
                                             4,789,484*
                             --------------------------------------------------
       NUMBER OF             (8)  SHARED VOTING POWER
        SHARES                                       0
     BENEFICIALLY            --------------------------------------------------
       OWNED BY              (9)  SOLE DISPOSITIVE POWER
         EACH                                4,789,484*
       REPORTING             --------------------------------------------------
      PERSON WITH            (10) SHARED DISPOSITIVE POWER
                                                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,789,484*
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.0%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
-------------------------------------------------------------------------------


                   *SEE ITEM 5 HEREOF.

                                   SCHEDULE 13D

CUSIP NO.  746228 10 5                           PAGE 5 OF 10  PAGES
--------------------------------                 -------------------------------

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Environmental Private Equity Fund II, L.P. 36-383-0765
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) / /
                                                                        (b) /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY
-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS (SEE INSTRUCTIONS)
     WC
-------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
     OR 2(E)                                                                 / /
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                             (7)    SOLE VOTING POWER
                                             7,121,462*
                             --------------------------------------------------
       NUMBER OF             (8)    SHARED VOTING POWER
        SHARES                                       0
     BENEFICIALLY            --------------------------------------------------
       OWNED BY              (9)    SOLE DISPOSITIVE POWER
         EACH                                7,121,462*
       REPORTING             --------------------------------------------------
      PERSON WITH            (10)   SHARED DISPOSITIVE POWER
                                                     0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,121,462*
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                           / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.7%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          PN
-------------------------------------------------------------------------------

                         *SEE ITEM 5 HEREOF.

                                                          Page   6  of 10  Pages

THIS SCHEDULE AMENDS A SCHEDULE 13D DATED AUGUST 12, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MAY 25, 1994, AMENDMENT NO. 2 DATED JULY 29, 1997, AMENDMENT NO. 3 DATED AUGUST 3, 1998 AND AMENDMENT NO. 4 DATED AUGUST 29, 2000 (AS AMENDED, THE "ORIGINAL 13D"). ALL ITEMS NOT MENTIONED SPECIFICALLY IN THIS AMENDMENT REMAIN AS PROVIDED IN THE ORIGINAL 13D.

                  Item 5. Interest in Securities of the Issuer.

        (a) (i) As of the date of this amended Schedule, each of the Filing Parties owns the number of shares of Common Stock, the Company's Series A-1 Preferred Stock (the "Series A-1 Preferred") and warrants to purchase the number of shares of Common Stock described below:

                                                               SERIES A-1
        FILING PARTY    COMMON STOCK           WARRANTS        PREFERRED*      PERCENTAGE OF CLASS**
        ------------    ------------           --------        ---------       -------------------
          Apex          6,314,951              8,506,198        408,000                 19.2%

           EVF          3,681,561              2,609,814           0                     7.8%

           PF II        3,005,680              1,783,804           0                     6.0%

           EPEF         3,486,697                301,432        600,000                  8.7%

        *Each share of Series A-1 Preferred is convertible into shares of the Common Stock at any time by action of the holder and under certain circumstances. The 408,000 shares of Series A-1 Preferred owned by Apex are convertible into 2,266,667 shares of Common Stock and the 600,000 shares of Series A-1 Preferred owned by EPEF are convertible into 3,333,333 shares of Common Stock.

        ** All percentages are computed assuming the exercise of all warrants and the conversion into Common Stock of all Series A-1 Preferred held by the particular Filing Party but no exercise of warrants or conversion into Common Stock of Series A-1 Preferred by any other Filing Party or any other person.

        In addition, Middlemas owns 333,333 shares of Common Stock and holds options to purchase 1,000,000 shares of Common Stock.

        (ii) By reason of its status as a general partner or ultimate general partner of each of the Filing Parties, FAC may be deemed to be the indirect beneficial owner of 35,290,137 shares of Common Stock, or 36.4% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

                                                          Page   7  of 10  Pages

        By reason of their status as ultimate general partners of Apex, Stellar (and through Stellar, Johnson), Middlemas and Chartwell (and through Chartwell, Renze) may be deemed to be the indirect beneficial owner of 17,087,816 shares of Common Stock, or 19.2% of such shares. When these shares are combined with his personal holdings of 333,333 shares and his option to purchase 1,000,000 shares of Common Stock described above, Middlemas may be deemed to be the beneficial owner (directly with respect to the option shares and indirectly as to the balance) of 18,421,149 shares of Common Stock, or 20.5% of such shares.

        By reason of his status as an ultimate general partner of PF II and EPEF, Maxwell may be deemed to be the indirect beneficial owner of 11,910,946 shares of Common Stock, or 14.2% of such shares.

        By reason of FGA's and WDRA's status as general partners of EVF, FGA, WDRA and their respective controlling persons may be deemed to be the indirect beneficial owners of 6,291,375 shares of Common Stock, or 7.8% of such shares. By reason of AEC's and SZG's status as ultimate general partners of EPEF, AEC, SZG and their controlling persons may be deemed to be the indirect beneficial owners of 7,121,462 shares of Common Stock, or 8.7% of such shares. By reason of Genack's interest in FGA, AEC and SZG, he may be deemed to be the indirect beneficial owner of 13,412,837 shares of Common Stock, or 15.9% of such shares.

        By reason of RSIM's status as a general partner of EVF and an ultimate general partner of EPEF, RSIM and its controlling persons may be deemed to be the indirect beneficial owners of 13,412,837 shares of Common Stock, or 15.9% of such shares.

        (iii) Each of the Filing Parties disclaims beneficial ownership of all shares of Common Stock described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares of Common Stock described herein, except for Middlemas with respect to 333,333 shares of Common Stock owned by him and the option to purchase 1,000,000 shares held by him.

        Each of the Filing Parties disclaims the existence of a "group" among any or all of them and further disclaims the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

        (b) (i) Apex has the sole power to dispose of and the sole power to vote 6,314,951 shares of Common Stock. In addition, Apex has the sole power to dispose of 8,506,198 shares of Common Stock that are the subject of the warrants to purchase 8,506,198 shares of Common Stock held by Apex (the "Apex Warrants") and 408,000 shares of Series A-1 Preferred. FAC, Stellar, Johnson, Middlemas, Chartwell and Renze may be deemed to share the power to direct the disposition or vote of the 6,314,951 shares owned directly by Apex, the 8,506,198 shares that are the subject of the Apex Warrants and the 408,000 shares of Series A-1 Preferred.

                                                          Page   8  of 10  Pages

        (ii) EVF has the sole power to dispose of and to vote 3,681,561 shares of Common Stock. In addition, EVF has the sole power to dispose of 2,609,814 shares of Common Stock that are the subject of the warrants to purchase 2,609,814 shares of Common Stock held by EVF (the "EVF Warrants"). FAC, FGA, WDRA and RSIM may be deemed to share the power to direct the disposition or vote of both the 3,681,561 shares owned directly by EVF and the 2,609,814 shares of Common Stock that are the subject of the EVF Warrants.

        (iii) PF II has the sole power to dispose of and to vote 3,005,680 shares of Common Stock. In addition, PF II has the sole power to dispose of the 1,783,804 shares that are the subject of the warrants to purchase 1,783,804 shares of Common Stock held by PF II (the "PF II Warrants"). FAC and Maxwell may be deemed to share the power to direct the disposition or vote of both the 3,005,680 shares owned directly by PF II and the 1,783,804 shares of Common Stock that are the subject of the PF II Warrants.

        (iv) EPEF has the sole power to dispose of and to vote 3,486,697 shares of Common Stock and 600,000 shares of Series A-1 Preferred. In addition, EPEF has the sole power to dispose of the 301,432 shares that are the subject of the warrants to purchase 301,432 shares of Common Stock held by EPEF (the "EPEF Warrants"). FAC, Maxwell, RSIM, AEC and SZG may be deemed to share the power to direct the disposition or vote of both the 3,486,697 shares of Common Stock and the 600,000 shares of Series A-1 Preferred owned directly by EPEF and the 301,432 shares of Common Stock that are the subject of the EPEF Warrants.

        (v) Middlemas has the sole power to dispose of and to vote 333,333 shares of Common Stock. In addition, subject to the exercise of his option, Middlemas has the sole power to vote and dispose of the 1,000,000 shares of Common Stock that are the subject of his option.

        (c) No transactions in Common Stock were effected during the past sixty days by any of the Filing Parties.

        (d)  None.

        (e)  Not applicable.

                                                          Page   9  of 10  Pages

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2001

                                   APEX INVESTMENT FUND II, L.P., a Delaware limited partnership

                                   By: Apex Management Partnership, General
                                       Partner of Apex Investment Fund II, L.P.

                                   By: First Analysis Corporation, General
                                       Partner of Apex Management Partnership

                                       By:    /s/ Bret R. Maxwell
                                          -------------------------------------
                                              Bret R. Maxwell, Vice Chairman


                                   ENVIRONMENTAL PRIVATE EQUITY FUND II,
                                   L.P., a Delaware limited partnership

                                   By: Environmental Private Equity Management
                                       II, L.P., General Partner of
                                       Environmental Private Equity Fund II,
                                       L.P.

                                   By: First Analysis EPEF Management Company
                                       II, General Partner of Environmental
                                       Private Equity Management II, L.P.

                                   By: First Analysis Corporation, General
                                       Partner of First Analysis EPEF Management
                                       Company II

                                       By:    /s/ Bret R. Maxwell
                                          -------------------------------------
                                              Bret R. Maxwell, Vice Chairman

                                                         Page   10  of 10  Pages



                                   THE PRODUCTIVITY FUND II, L.P., a Delaware limited partnership

                                   By: First Analysis Management Company II,
                                       General Partner of The Productivity Fund
                                       II, L.P.

                                   By: First Analysis Corporation, General
                                       Partner of First Analysis Management
                                       Company II

                                       By:    /s/ Bret R. Maxwell
                                          -------------------------------------
                                              Bret R. Maxwell, Vice Chairman


                                   THE ENVIRONMENTAL VENTURE FUND, L.P.,
                                   a Delaware limited partnership

                                   By: Environmental Venture Management, L.P.,
                                       General Partner of The Environmental
                                       Venture Fund, L.P.

                                   By: First Analysis Corporation, General
                                       Partner of Environmental Venture
                                       Management, L.P.

                                       By:    /s/ Bret R. Maxwell
                                          -------------------------------------
                                              Bret R. Maxwell, Vice Chairman